Exhibit 12.01

FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Years Ended December 31,
	2007	2006		2005		2004	2003
Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees	$(639,336)	$(87,952)		$(144,289)		$399,536	$225,165

Distributed income of equity investees	2,701	5,097		32,334		2,141	553

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	477,437	611,800		546,313		164,156	68,995
Rentals: 33.33% of Equipment and office rent expense	7,178	7,301		6,057		2,798	1,719

Total fixed charges	$484,615	$619,101		$552,370		$166,954	$70,714

Pre-tax income (loss) from continuing operations before adjustments for income or loss from equity investees plus fixed charges and distributed income of equity investees	$(152,020)	$536,246		$440,415		$568,631	$296,432

Ratio of earnings to fixed charges	(A )	(A	)	(A	)	3.4	4.2

(A)

Due to the company’s losses in 2007, 2006, and 2005 the ratio coverage in these years was less than 1:1. The company would have had to generate additional earnings of $636,635, $82,855 and $111,955, respectively, to achieve coverage of 1:1 in those years.